Exhibit (a)(5)(B)

FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. Announce Termination of Pathfinder Acquisition Corporation Tender Offer

NEW YORK, January 4, 2023 - FP Credit Partners II, L.P. (“FPCP”) and FP Credit Partners Phoenix II, L.P. (“FPCPP” and together with FPCP, the “Purchasers”) today announced that they have terminated their previously announced tender offer to purchase up to an aggregate of $75.0 million of Class A Ordinary shares, $0.0001 par value per share (each, a “Class A Share”), of Pathfinder Acquisition Corporation, a Cayman Islands Exempted company incorporated with limited liability (NASDAQ: PFDR) (the “Company”), at a price of $10.00 in cash per Class A Share, without interest on the purchase price and less any applicable withholding taxes (the “Offer”). The Offer was due to expire at 11:59 p.m., Eastern time, on January 4, 2023.

The Purchasers hereby irrevocably and unconditionally terminate the Offer. As a result of this termination, no Class A Shares will be purchased in the Offer and all Class A Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

As previously disclosed by the Company, FP Credit Partners, L.P., on behalf of certain of its managed funds, affiliates, financing parties or investment vehicles (collectively, “Francisco Partners”) has committed to purchase $75.0 million of shares of common stock of the newly public entity in connection with the consummation of the business combination (less any amounts accepted for tender pursuant to the Offer).

About Francisco Partners

Francisco Partners is a leading global investment firm that specializes in partnering with technology and technology-enabled businesses. Since its launch over 20 years ago, Francisco Partners has invested in more than 400 technology companies, making it one of the most active and longstanding investors in the technology industry. With approximately $45 billion in capital raised to date, the firm invests in opportunities where its deep sectoral knowledge and operational expertise can help companies realize their full potential. For more information on Francisco Partners, please visit www.franciscopartners.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and other uncertainties described in the Offer to Purchase and the other tender offer documents that have been or will be delivered to you or filed by the Purchasers with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. None of the Purchasers or any of their affiliates give any assurance that they will achieve their expectations. The inclusion of any statement in this press release does not constitute an admission by the Purchasers, their affiliates or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This press release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchasers have filed or will file (or that the Company has filed or will file) with the SEC, including among other materials a tender offer statement on Schedule TO containing the Offer to Purchase, the Letter of Transmittal, and other materials relating to the Offer. HOLDERS OF CLASS A SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY. The Offer to Purchase and related Letter of Transmittal have been made available free of charge at the SEC’s website at www.sec.gov.

Contacts

Whit Clay

Sloane & Company

wclay@sloanepr.com

917-601-6012